AIP
4-20-2004

Amendment

50

SECUR 04019403 MISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 1 9 2004 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany Indiana 47150
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melhiser Endres Tucker, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

301 E. Elm Street New Albany Indiana 47150
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Funds Investment Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commission Expires: 2-29-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

American Equity Investment Corporation

December 31, 2003 and 2002

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2003 and 2002

CONTENTS

MelhiserEndresTucker

Certified Public Accountants
Professional Corporation

301 EAST ELM STREET
P.O. BOX 107
NEW ALBANY, INDIANA 47151-0107
(812) 945-5236 • (800) 2-TUCKER
FAX (812) 949-4095

699 HILLVIEW DRIVE
P.O. BOX 35
CORYDON, INDIANA 47112
(812) 738-3777
(812) 738-7703

WEBSITE: WWW.METCPA.COM

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. McCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA

EDWARD D. ENDRES, CPA
(1942-1997)

INDEPENDENT AUDITOR'S REPORT

February 16, 2004
(except for Note F, as to which
the date is April 9, 2004)

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2003	December 31, 2002
Cash	$ 28,806	$ 21,262
Commissions Receivable	3,858	4,477
Agent Receivables	811	543
Prepaid Insurance	906	775
Prepaid CRD Account	230	630
NASD Stock	2,835	3,300
TOTAL ASSETS	$ 37,446	$ 30,987

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2003	December 31, 2002
LIABILITIES		
Accounts Payable	$ 4,951	$ 2,119
Accrued and Withheld Payroll Taxes	1,356	799
TOTAL LIABILITIES	6,307	2,918
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	20,139	17,069
TOTAL STOCKHOLDER'S EQUITY	31,139	28,069
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,446	$ 30,987

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Retained Earnings
BALANCE - December 31, 2001	$ 11,000	$ 21,084
Prior Period Adjustment		(3,000)
Net Income - 2002		985
Distribution to Stockholder - 2002		(2,000)
BALANCE - December 31, 2002	11,000	17,069
Net Income - 2003		7,070
Distribution to Stockholder - 2003		(4,000)
BALANCE - December 31, 2003	$ 11,000	$ 20,139

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues		
Commissions	$ 149,395	$ 104,303
Dividend Income	121	0
Interest	750	196
TOTAL REVENUE	150,266	104,499
Expenses		
Commissions	102,875	68,962
Licensing Fees	515	280
Office Supplies	1,512	2,310
Postage	397	406
Professional Services	1,850	1,825
Advertising	0	515
Insurance	775	0
Salaries	21,810	17,212
Payroll Taxes	2,342	1,842
Contract Labor	0	90
Due and Subscriptions	165	1,247
Rent	7,200	7,200
Telephone Expense	1,477	1,155
Miscellaneous	1,482	215
Membership Assessment	270	210
Repairs	0	45
Conference Expense	150	0
Printing & Reproduction	376	0
TOTAL EXPENSES	143,196	103,514
NET INCOME	$ 7,070	$ 985

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 150,014	$ 105,085
Cash Paid for Services and Supplies	(139,341)	(108,032)
Interest Received	121	196
Dividend Received	750	0
Net Cash Provided (Used) by Operating Activities	11,544	(2,751)
Cash Flows from Financing Activities:		
Distributions to Stockholder	(4,000)	(2,000)
Net Cash Provided (Used) by Financing Activities	(4,000)	(2,000)
Net Increase (Decrease) in Cash and Cash Equivalents	7,544	(4,751)
Cash and Cash Equivalents - Beginning of Year	21,262	26,013
Cash and Cash Equivalents - End of Year	$ 28,806	$ 21,262

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:

	2003	2002
Net Income	$ 7,070	$ 985
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Decrease (Increase) in Commissions Receivable	619	782
Increase (Decrease) in Accounts Payable	2,832	(2,739)
(Increase) Decrease in Prepaid Insurance	(131)	(775)
(Increase) Decrease in Agent Receivables	(268)	(243)
(Increase) Decrease in Prepaid CRD Account	400	(630)
Increase (Decrease) in Accrued and Withheld Payroll Taxes	557	(131)
(Increase) Decrease in NASD Stock	465	0
Net Cash Provided (Used) by Operating Activities	$ 11,544	$ (2,751)

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Advertising
Advertising costs, which are principally included in operating expenses, are expensed as incurred. Advertising expense was $ 0 and $ 515 for the years ended December 31, 2003 and 2002, respectively.

Allowance for Doubtful Accounts
The Company has determined that no allowance for doubtful accounts is required.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RESTRICTED CASH

The Company is required to maintain $ 6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE D - NASD STOCK

The Company has 300 shares at $ 9.45 a share of NASD Stock. The stock is not a marketable security.

NOTE E - RELATED PARTIES

The Company paid rent to the shareholder of the Company in the amount of $ 7,200 for 2003 and 2002. The Company also paid the shareholder commissions of $ 855 for 2003 and $ 2,005 for 2002.

NOTE F - PRIOR PERIOD ADJUSTMENT

Retained earnings at December 31, 2001 has been adjusted. This adjustment resulted when it was determined that the membership in NASD which was valued at its initial cost of $3,000, had no value.

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2003	December 31, 2002
Total Ownership Equity from Statement of Financial Condition	$ 31,139	$ 28,069
Non-Allowable Assets:		
Agent Receivable	(811)	(543)
Prepaid Insurance	(906)	(775)
Prepaid CRD Account	(230)	(630)
NASD Stock	(2,835)	(3,300)
Total Ownership Equity Qualified for Net Capital	26,357	22,821
Total Capital and Allowable Subordinated Liabilities	26,357	22,821
Net Capital Before Haircuts on Securities Positions	26,357	22,821
Net Capital	$ 26,357	$ 22,821

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2003	2002
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 21,357	$ 17,821

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2003	December 31, 2002
Total Liabilities from Statement of Financial Condition	$ 6,307	$ 2,918
Total Aggregate Indebtedness	6,307	2,918
Percentage of Aggregate Indebtedness to Net Capital	24%	13%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	24%	13%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31, 2003	December 31, 2002
Balance, Beginning of Period	$ 0	$ 0
Balance, End of Period	$ 0	$ 0

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Net Capital (Unaudited) December 31, 2003	$ 32,492
Additional Accounts Payable & Accrued Liabilities	(3,070)
Additional Prepaid Assets	1,717
Net Capital (Audited) December 31, 2003	$ 31,139

AMERICAN EQUITY INVESTMENT CORPORATION

Report on Material Inadequacies

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2003, and have issued our report thereon dated February 16, 2004. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker